January 8, 2013

VIA EDGAR AND FEDERAL EXPRESS

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Dorman Products, Inc. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2011

Filed March 2, 2012

File No. 000-18914

Dear Ms. Cvrkel:

Enclosed are our responses to your letter, dated December 11, 2012 (the “Comment Letter”). In order to facilitate your review, we have included the Staff’s comment followed by our response below, as well as a copy of the Comment Letter.

Annual Report on Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

Fiscal Year Ended December 31, 2011 Compared to Fiscal Year Ended December 25, 2010, page 16

Fiscal Year Ended December 25, 2010 Compared to Fiscal Year Ended December 26, 2009, page 17

1.	We note that your current discussion of changes in results of operations for the various periods presented in your financial statements includes a discussion of the factors responsible for the changes in the various categories of revenue and expenses but does not provide adequate quantification as to how each factor impacted your results of operations for the various periods presented. Where multiple factors impact a line item in your financial statements, please revise to quantify, where practical, how each factor impacted your reported results of operations for the periods presented.

Ms. Linda Cvrkel

January 8, 2013

Response:

Our MD&A discussion of changes in our results of operations in future filings shall include, where practical, a quantification of how each factor responsible for changes in the various categories of revenue and expenses impacts the reported results of operations for the periods presented.

Liquidity and Capital Resources, page 17

2.	Please revise your MD&A discussion of cash flows from operating, investing and financing activities to cover the three years presented in your financial statements as required by Item 303(a) of Regulation S-K.

Response:

Our MD&A discussion of cash flows from operating, investing and financing activities in future filings shall include a discussion of the three years presented in our financial statements.

Financial Statements, page 20

Notes to Consolidated Financial Statements, page 26

5. Severance, Asset Impairment and Other Associated Costs, page 29

3.	We note that in September 2011, you decided to exit the international portion of the ScanTech business in Sweden and that the exit of this business was to be completed by either sale or liquidation. We further note from your February 16, 2012 report on Form 8-K that although you decided to exit the business in September 2011, it was not until February 16, 2012 that you decided the ScanTech operations would be discontinued. Given that you decided in September 2011 to exit the international portion of the ScanTech business, it is unclear why the operations of international portion of ScanTech were not presented as discontinued operations at September 30, 2011 and December 31, 2011. Please clearly explain why the operations of ScanTech did not meet the classification for presentation of discontinued operations upon the decision to exit the business in September 2011. Refer to the guidance outlined in ASC 205-20.

Response:

In response to the Staff’s comment, the Company respectfully submits to the Staff that the Company considered and followed the guidance from ASC 205-20. Based on this guidance, we believe that our decision to exit the international portion of the ScanTech business (“ScanTech”) did not meet the criteria to report ScanTech as a discontinued operation at September 30, 2011 and December 31, 2011 since ScanTech was neither disposed of as of either date, nor could be classified as held for sale.

Ms. Linda Cvrkel

January 8, 2013

ASC 205-20-45-1 states the results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 if certain conditions are met.

Based on the activities of ScanTech as of September 30, 2011 and December 31, 2011, we do not believe the business was disposed of because we were still operating the business. For example, we continued to accept customer orders for the significant inventory levels that we still owned, we continued to have employees that were required to operate the business, we conducted our activities in a leased headquarters office and warehouse in Sweden, and we continued to make limited inventory purchases to service customers.

Also, we do not believe ScanTech qualified for classification as held for sale as of September 30, 2011 and December 31, 2011 as the criteria in ASC 360-10-45-9 was not achieved. According to ASC 360-10-45-9-d, two criteria for held for sale classification are that the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11. The term probable refers to a future sale that is likely to occur. Also, ASC 360-10-45-9-f states actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. We assessed the likelihood of a sale of ScanTech as part of our decision to exit the business and throughout the disposal process, and concluded that a sale was not probable. Furthermore, throughout the exit process, we were not committed to a sale of ScanTech and therefore could not conclude that it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn.

In summary, since ScanTech was neither disposed of, nor met the criteria to be classified as held for sale as of September 30, 2011 and December 31, 2011, we believe presentation of such in discontinued operations would not have been appropriate.

Company Certification

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Linda Cvrkel

January 8, 2013

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly acknowledge receipt of this letter by time and date stamping the attached duplicate copy of this letter and returning it to me in the self-addressed stamped envelope provided. If you or any other member of the Staff have any questions or would like to discuss these matters at greater length, please do not hesitate to contact me at (215) 712-5182 or, in my absence, Thomas Knoblauch, Vice President – General Counsel, at (215) 712-5222.

Sincerely,

Matthew S. Kohnke
Chief Financial Officer

cc:	Heather Clark, Division of Corporation Finance